SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Amendment to Terms of Cash Tender Offers by CSN Resources S.A.

São Paulo, February 8, 2018 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID), announced today that its subsidiary, CSN Resources S.A. (“CSN Resources”), has amended the terms of its previously announced cash tender offers to reduce the aggregate principal amount of Notes (as defined below) that will be accepted for purchase from U.S.$750 million to U.S.$350 million. Consequently, CSN Resources is now offering to purchase:

(1)        up to U.S.$350 million (the “2019 Notes Maximum Tender Amount”) in aggregate principal amount of 6.875% Senior Unsecured Guaranteed Notes due 2019 (the “2019 Notes”) (144A CUSIP / ISIN Nos. 12642KAA2/US12642KAA25 and Reg S CUSIP / ISIN Nos. G2583XAA9/USG2583XAA93) issued by CSN Islands XI Corp., a finance subsidiary of CSN (the “2019 Notes Tender Offer”); and

(2)        6.50% Senior Unsecured Guaranteed Notes due 2020 (the “2020 Notes” and, together with the 2019 Notes, the “Notes”) (144A CUSIP / ISIN Nos. 12644VAA6/US12644VAA61 and Reg S CUSIP / ISIN Nos. L21779AA8/USL21779AA88) issued by CSN Resources in an aggregate principal amount such that the aggregate principal amount of 2020 Notes accepted for purchase does not exceed (A) U.S.$350 million less (B) the aggregate principal amount of 2019 Notes validly tendered and accepted for purchase pursuant to the 2019 Notes Tender Offer (the “2020 Notes Maximum Tender Amount”) (the “2020 Notes Tender Offer” and, together with the 2019 Notes Tender Offer, the “Tender Offers”).

The Tender Offers are being made on the terms and are subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, each dated February 1, 2018, and as supplemented on February 8, 2018. As a result of the change to the aggregate principal amount of Notes that may be purchased in the Tender Offers, proration will now apply to the 2019 Notes Tender Offer as well as the 2020 Notes Tender Offer. All other terms and conditions of the Tender Offers will remain the same.

The following table sets forth the consideration for each series of Notes:

Title of Security	Aggregate Principal Amount Outstanding	Maximum Acceptance Limit	Total Consideration[1]
6.875% Senior Unsecured Guaranteed Notes due 2019	U.S.$750 million	U.S.$350 million	U.S.$1,000
6.50% Senior Unsecured Guaranteed Notes due 2020	U.S.$1.2 billion	2020 Notes Maximum Tender Amount[2]	U.S.$1,000

__________________

(1)   The amount to be paid for each U.S.$1,000 principal amount of the applicable series of Notes validly tendered and accepted for purchase.  In each case, the Total Consideration includes an early tender payment of U.S.$30 for each U.S.$1,000 principal amount of Notes.  In addition, accrued interest up to, but excluding, the applicable settlement date will be paid.

(2)   Equals U.S.$350 million less the aggregate principal amount of 2019 Notes validly tendered and accepted for purchase in the 2019 Notes Tender Offer.

The 2019 Notes Tender Offer will expire at 11:59 p.m., New York City time, on March 1, 2018, unless extended by CSN Resources (such time and date, as it may be extended, the “2019 Notes Expiration Date”). Holders of 2019 Notes who validly tender (and do not validly withdraw) their 2019 Notes at or prior to 5:00 p.m., New York City time, on February 14, 2018, unless extended by CSN Resources (such time and date, as it may be extended, the “2019 Notes Early Tender Date”), will be eligible to receive U.S.$1,000 principal amount of 2019 Notes validly tendered (and not validly withdrawn), which includes an early tender payment equal to U.S.$30, plus accrued interest. Holders of 2019 Notes who validly tender 2019 Notes after the 2019 Notes Early Tender Date but at or prior to the 2019 Notes Expiration Date and whose 2019 Notes are accepted for purchase will be entitled to receive, for each U.S.$1,000 principal amount of 2019 Notes accepted for purchase, U.S.$970, plus accrued interest. 2019 Notes that have been validly tendered pursuant to the 2019 Notes Tender Offer may be validly withdrawn prior to the 2019 Notes Early Tender Date but not thereafter except as may be required by applicable law (as determined by CSN Resources).

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The 2020 Notes Tender Offer will expire at 11:59 p.m., New York City time, on March 1, 2018, unless extended by CSN Resources (such time and date, as it may be extended, the “2020 Notes Expiration Date”). Holders of 2020 Notes who validly tender (and do not validly withdraw) their 2020 Notes at or prior to 5:00 p.m., New York City time, on February 14, 2018, unless extended by CSN Resources (such time and date, as it may be extended, the “2020 Notes Early Tender Date”), will be eligible to receive U.S.$1,000 for each U.S.$1,000 principal amount of 2020 Notes validly tendered (and not validly withdrawn), which includes an early tender payment equal to U.S.$30, plus accrued interest. Holders of 2020 Notes who validly tender 2020 Notes after the 2020 Notes Early Tender Date but at or prior to the 2020 Notes Expiration Date and whose 2020 Notes are accepted for purchase will be entitled to receive, for each U.S.$1,000 principal amount of 2020 Notes accepted for purchase, U.S.$970. 2020 Notes that have been validly tendered pursuant to the 2020 Notes Tender Offer may be validly withdrawn prior to the 2020 Notes Early Tender Date but not thereafter except as may be required by applicable law (as determined by CSN Resources).

Subject to the 2019 Notes Maximum Tender Amount, CSN Resources, in its sole discretion, may elect to purchase any 2019 Notes that are validly tendered and not validly withdrawn at or prior to the 2019 Notes Early Tender Date (and whose 2019 Notes are accepted for purchase) on a business day following the 2019 Notes Early Tender Date but before the 2019 Notes Expiration Date.  If CSN Resources does not, in its sole discretion, elect to pay for such early tendered 2019 Notes prior to the 2019 Notes Expiration Date, then, subject to the 2019 Notes Maximum Tender Amount, all 2019 Notes that are validly tendered and not validly withdrawn in the 2019 Notes Tender Offer will be accepted for purchase on a date that is expected to be within three business days following the 2019 Notes Expiration Date or as promptly as practicable thereafter. In either scenario, tendered 2019 Notes may be subject to proration if the aggregate principal amount of 2019 Notes validly tendered (and not validly withdrawn) exceeds the 2019 Notes Maximum Tender Amount. If CSN Resources elects to early settle and the 2019 Notes Tender Offer is fully subscribed as of the 2019 Notes Early Tender Date, 2019 Holders who validly tender 2019 Notes after the 2019 Notes Early Tender Date will not have any of their 2019 Notes accepted for purchase.

Subject to the 2020 Notes Maximum Tender Amount, CSN Resources intends to accept for purchase on a date that is expected to be within three business days following the 2020 Notes Expiration Date or as promptly as practicable thereafter all 2020 Notes validly tendered at or prior to the 2020 Notes Expiration Date (and not validly withdrawn prior to the 2020 Notes Early Tender Date).  In such case, holders of 2020 Notes who validly tender their 2020 Notes at or prior to the 2020 Notes Expiration Date may be subject to proration (as described in the Offer Documents (as defined herein)) if the aggregate principal amount of 2020 Notes validly tendered as of the 2020 Notes Expiration Date (and not validly withdrawn prior to the 2020 Notes Early Tender Date) exceeds the 2020 Notes Maximum Tender Amount. There is no “early settlement date” with respect to the 2020 Notes regardless of whether such 2020 Notes were tendered at or prior to the 2020 Notes Early Tender Date.

CSN Resources’ obligation to purchase Notes in either of the Tender Offers is conditioned on the satisfaction or waiver of a number of conditions described in the Offer Documents, including the closing of CSN Resources’ previously announced senior notes offering, which is expected to occur on February 13, 2018.  Neither Tender Offer is conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series. However, the 2019 Notes Tender Offer is subject to the 2019 Notes Maximum Tender Amount and the 2020 Notes Tender Offer is subject to the 2020 Notes Maximum Tender Amount.  CSN Resources has the right, in its sole discretion, to amend or terminate either of the Tender Offers at any time.

CSN Resources is making the Tender Offers only in those jurisdictions where it is legal to do so.

CSN Resources has engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, BB Securities Limited, Banco Bradesco BBI S.A. and Morgan Stanley & Co. LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect), BB Securities Limited at +44 (207) 367 5800, Banco Bradesco BBI S.A. at +55 (11) 3847-5219 and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. toll free) or +1 (212) 761-1057 (collect).

Disclaimer

None of CSN, CSN Resources, CSN Islands XI Corp., the Dealer Managers, the Tender and Information Agent, the trustee for the 2019 Notes or the trustee for the 2020 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender

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Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder.  Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender.  Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to each Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of CSN Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Investor Relations

David Moise Salama

Investor Relations Executive Officer

Phone: +55 (11) 3049-7588

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.